08030005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 2 0 2008

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-39685 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkin Platnick Securities, Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jackson Drive
(No. and Street)

| Cranford | NJ | 07016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Platnick (908) 709-0909
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilkin & Guttenplan, P.C.
(Name – *if individual, state last, first, middle name*)

| 1200 Tices Lane | East Brunswick | NJ | 08816 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Albert Platnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkin Platnick Securities Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn Before Me 19th Day of February 2008

Signature

President

Title

Notary Public

LEWIS J. NIEBURG
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 19, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKIN PLATNICK SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

**FALKIN PLATNICK SECURITIES CO., INC.**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2007**

## TABLE OF CONTENTS

Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com

JULES C. FRANKEL, CPA, MBA
EDWARD GUTTENPLAN, CPA, MBA
MICHAEL M. LoVERDE, CPA
WILLIAM J. McDEVITT, CPA, CVA
ANNETTE MURRAY, CPA
VINAY S. NAVANI, CPA, MBA, MST
GARY B. ROSEN, CPA, CFE
SEFI SILVERSTEIN, CPA
H. EDWARD WILKIN III, CPA

BRIAN GEISSLER, CPA
DEBORAH A. NORWICKE, CPA

SUSAN M. KLIMCSAK, CPA
CAROL KORANSKY, CPA, MBA
MELISSA MARSICANO, CPA
LEONARD J. NITTI, CPA

JANINE ZIRRITH, ADMINISTRATOR

# INDEPENDENT AUDITORS' REPORT

**TO THE DIRECTOR OF**

**FALKIN PLATNICK SECURITIES CO., INC.**

We have audited the accompanying statement of financial condition of Falkin Platnick Securities Co., Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkin Platnick Securities Co., Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

February 13, 2008

## FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 27,630 |
| Certificate of deposit | | 16,822 |
| Accrued interest receivable | | 461 |
| Common stock investment | | 3,300 |
| Prepaid expenses | | 6,121 |
| **TOTAL ASSETS** | $ | 54,334 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **LIABILITIES** | | |
| Accrued expenses | $ | 4,868 |
| State income taxes payable | | 270 |
| **TOTAL LIABILITIES** | | 5,138 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, no par value; 2,500 shares authorized, 100 shares issued and outstanding | | 6,000 |
| Additional paid-in capital | | 85,250 |
| Retained earnings (deficit) | | (42,054) |
| **TOTAL STOCKHOLDER'S EQUITY** | | 49,196 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 54,334 |

The accompanying notes are an integral part of these financial statements.

## FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| **REVENUES:** | | |
| Miscellaneous income | $ | 35,000 |
| Interest income | | 563 |
| **TOTAL REVENUES** | | 35,563 |
| **EXPENSES:** | | |
| Licenses and fees | | 5,490 |
| Audit fees | | 4,500 |
| Shared office expenses | | 3,600 |
| Consulting fees | | 3,000 |
| State taxes | | 520 |
| Insurance expense | | 368 |
| State annual report | | 50 |
| **TOTAL EXPENSES** | | 17,528 |
| **NET INCOME** | $ | 18,035 |

The accompanying notes are an integral part of these financial statements.

## FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL |
|---|---|---|---|---|
| **BALANCES - BEGINNING OF YEAR** | $ 6,000 | $ 85,250 | $ (60,089) | $ 31,161 |
| **NET INCOME** | - | - | 18,035 | 18,035 |
| **BALANCES - END OF YEAR** | $ 6,000 | $ 85,250 | $ (42,054) | $ 49,196 |

The accompanying notes are an integral part of these financial statements.

## FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF CHANGES IN FINANCIAL CONDITION

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 18,035 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Accrued interest receivable | (461) |
| Prepaid expenses | (774) |
| Accrued expenses | 368 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 17,168 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of certificate of deposit | (16,822) |
| **NET CASH USED IN INVESTING ACTIVITIES** | (16,822) |
| **NET INCREASE IN CASH** | 346 |
| **CASH - BEGINNING OF YEAR** | 27,284 |
| **CASH - END OF YEAR** | $ 27,630 |
| **SUPPLEMENTAL DISCLOSURE:** | |
| **CASH PAID DURING THE YEAR FOR:** | |
| Income taxes | $ 520 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - NATURE OF ORGANIZATION:

Falkin Platnick Securities Co., Inc. (the Company), a registered securities broker-dealer, is a New Jersey corporation organized on April 9, 1988. The Company is a broker of limited partnership type securities (Regulation D). It does not handle the safekeeping of any securities, nor cash. It is registered to do business in New Jersey, New York and various other states.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

**Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

## NOTE 3 - COMMON STOCK INVESTMENT:

Common stock represents 300 shares of stock in NASDAQ, which is currently restricted stock. This investment is carried at cost basis on the accompanying financial statements.

## NOTE 4 - MISCELLANEOUS INCOME:

Miscellaneous income represents a special member payment received from NASD. This one-time payment was due to the consolidation of NASD and NYSE Member Regulation.

## NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company's primary source of revenue is generated from a related entity of which the stockholder is a 50% owner. The related entity is in the business of acquiring and managing multi-family rental housing developments. That Company's sole purpose is raising capital from investors in connection with real estate investments through private placements. During 2007, no revenue was generated as the related entity did not engage in any private placements.

The Company, along with several other related entities, operate within the same location. Expenses such as payroll, payroll taxes, travel, office supplies, etc. are shared by the Company and the related entities. The Company has entered into an agreement with the related entity for reimbursement for expenses such as rent, office cleaning, utilities, fax, and telephone. The agreed upon shared office expense is $300 per month.

## NOTE 6 - INCOME TAXES:

**Income Taxes** - The Company is an S-corporation. In lieu of Federal corporate income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no expense for Federal income taxes have been included in these financial statements. A provision for minimum State income taxes of $520 have been included in the accompanying financial statements.

The Company has State net operating loss carryforwards of approximately $33,600 which expires as follows:

| Year Ending December 31, | |
|---|---|
| 2012 | $ 6,300 |
| 2013 | 27,300 |
| | $33,600 |

## NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (15c3-1), under the Securities Exchange Act of 1934, as amended, which prohibits a regulated firm from engaging in any securities transactions whenever its aggregate indebtedness "exceeds fifteen times its net capital" as those terms are defined by the rule. In addition, a broker or dealer shall have and maintain net capital of not less than $5,000 if the Company does not hold funds or securities for or owe money or securities to customers, and does not carry accounts of or for customers.

During the year ended December 31, 2007, the Company did not engage in the activities as described above. As of December 31, 2007, the Company's required net capital was $5,000 whereas it's computed net capital was $39,314, leaving capital in excess of requirements of $34,314.

**FALKIN PLATNICK SECURITIES CO., INC.**

**SUPPLEMENTARY INFORMATION**

**COMPUTATION OF NET CAPITAL PURSUANT TO**

**UNIFORM NET CAPITAL RULE 15C3-1**

**DECEMBER 31, 2007**

| | |
|---|---|
| **CREDITS:** | |
| Capital | $ 49,196 |
| **DEBITS:** | |
| Nonallowable assets: | |
| Accrued interest receivable | (461) |
| Common stock investment | (3,300) |
| Prepaid expenses | (6,121) |
| **NET CAPITAL** | 39,314 |
| Minimum net capital requirement | (5,000) |
| **EXCESS NET CAPITAL** | $ 34,314 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com



# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

**TO THE DIRECTOR AND STOCKHOLDER OF**

**FALKIN PLATNICK SECURITIES CO., INC.**

In planning and performing our audit of the financial statements of Falkin Platnick Securities Co., Inc. for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

January 28, 2008

# Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com



February 18, 2008

Mr. Albert Platnick
Falkin Platnick Securities Co., Inc.
70 Jackson Drive
Cranford, NJ 07016

**RE: Anti-Money Laundering Compliance Program**

Dear Mr. Platnick:

The purpose of this letter is to comply with the requirement for the reporting on independent testing of the Anti-Money Laundering Compliance Program as required by brokers/dealers under the Patriot Act. The SEC has approved a rule change relating to the amendments of NASD Rule 3011, "Anti-Money Laundering Compliance Program". This rule change allows firms that do not execute any transactions or hold customer accounts to test their Anti-Money Laundering Compliance Program every two years.

In connection with the 2007 annual audit, Wilkin & Guttenplan, P.C. ascertained that such a program is maintained by Falkin Platnick Securities, Co., Inc. and reviewed the program in effect.

As you are aware, since there were no transactions during 2007, no further testing was deemed necessary.

Very truly yours,

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

SS/kb (052700)
LT012808 Anti Money Laundering Compliance2007

END